                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                     First Trust Value Line(R) Dividend Fund
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    33735A100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2006
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 39 Pages)

--------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 2 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,041,575
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,041,575
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,041,575
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 3 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,042,575
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,042,575
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,042,575
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 4 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  951,010
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              951,010
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    951,010
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 5 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  143,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              143,000
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    143,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 6 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  947,565
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              947,565
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    947,565
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 7 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  722,100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              722,100
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    722,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 8 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  443,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              443,200
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    443,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 9 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  722,100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              722,100
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    722,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 10 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARADIGM PARTNERS, N.W., INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    WASHINGTON
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  443,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              443,200
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    443,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 11 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,165,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,165,300
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,165,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 12 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  722,100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              722,100
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    722,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 13 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL DUNMIRE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,165,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,165,300
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,165,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 14 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MATTHEW S. CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 15 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JAMES R. MERCHANT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 16 of 39 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PHILIP COOPER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 17 of 39 Pages
----------------------                                    ----------------------

          The following  constitutes  Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended to add the following:

          In connection with the Letter Agreement  described and defined in Item
4, Arthur D. Lipson  withdrew his  nomination  of himself and Matthew S. Crouse,
James  Merchant and Philip  Cooper for election as Trustees at the Issuer's 2006 annual meeting of shareholders after the Issuer announced that it would put to a shareholder  vote  conversion  of  the  Issuer  from  a  closed-end  fund  to an exchange-traded fund.  Accordingly,  Messrs. Crouse,  Merchant and Cooper are no
longer  members  of the  Section  13(d)  group and shall  cease to be  Reporting
Persons immediately after the filing of this Statement.  The remaining Reporting
Persons will continue filing as a group  statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

     Item 3 is hereby amended and restated as follows:

          The  aggregate  purchase  price of the 2,041,575  Shares  beneficially owned by WILLC is approximately  $30,080,494.  The Shares  beneficially owned by
WILLC were acquired with the working capital of each of WIHP, WITR and WIAP. The aggregate  purchase  price of the 722,100  Shares  beneficially  owned by BPM is approximately  $10,783,672.  The Shares  beneficially owned by BPM were acquired with the working  capital of BPIP.  The aggregate  purchase price of the 443,200
Shares  beneficially  owned  by PPNW is  approximately  $6,486,361.  The  Shares beneficially  owned by PPNW were acquired  with the working  capital of BPP. The aggregate  purchase price of the 1,000  additional  Shares owned directly by Mr.
Lipson is  approximately  $15,420.  The Shares owned directly by Mr. Lipson were acquired with his personal funds.

     Item 4 is hereby amended to add the following:

          On August  31,  2006,  the  Reporting  Persons  entered  into a Letter
Agreement  with the Issuer (the "Letter  Agreement") in which the Issuer and the
Reporting  Persons  agreed  to take  or  refrain  from  taking  certain  actions including the following:

          o  The  Reporting  Persons  withdrew  their  notice  (the  "Nomination
Letter")  nominating five nominees for election as Trustees of the Issuer at the
2006 annual  meeting of  shareholders  and an associated  request to inspect the shareholders list and other corporate records of the Issuer.

          o The  Issuer  agreed  that the next  meeting of  shareholders  of the
Issuer will be a special meeting of shareholders  (the "Special  Meeting") to be held on or  prior  to  February  15,  2007  for the  purpose  of  approving  the reorganization  of the Issuer into First Trust Value Line(R) Dividend Index Fund
(the  "Reorganization"),  subject to compliance with applicable  laws, rules and regulations.

          o The Issuer  agreed  that the only  business to be  conducted  at the
Special  Meeting  will be the  approval  of the  Reorganization  and any matters

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 18 of 39 Pages
----------------------                                    ----------------------

related  thereto,   subject  to  compliance  with  applicable  laws,  rules  and regulations. Without limiting the generality of the foregoing, the Issuer agreed that it will not present to the shareholders a proposal to elect Trustees of the
Issuer at the Special Meeting.

          o The  parties  agreed  that if either (a) the  Reorganization  is not approved by the shareholders at the Special Meeting, (b) the Reorganization does not take place substantially in accordance with the terms described in the press release regarding the  Reorganization of the Issuer issued on July 28, 2006 (the
"Press  Release") by March 31,  2007,  (c) the Issuer  files  preliminary  proxy materials  with  respect  to, or  announces  that it will  hold,  a  meeting  of shareholders  for the purpose of electing  Trustees,  or (d) the Issuer breaches any material  provision of the Letter Agreement,  the Nomination Letter shall be deemed  to  have  been  resubmitted  to the  Secretary  of the  Issuer  and  the nomination of candidates set forth in such  Nomination  Letter shall be accepted by the Issuer as being  sufficient  under the  By-Laws of the  Issuer,  and such candidates  shall be eligible to be considered  for election at the next meeting of shareholders held for the purpose of electing Trustees.

          o The Issuer  agreed  that,  to the extent the  Reorganization  is not approved by the shareholders by February 15, 2007 or the Reorganization does not take  place by  March  31,  2007  substantially  in  accordance  with the  terms described in the Press Release, the Issuer shall promptly call an annual meeting of shareholders to be held within 90 days thereafter for the purpose of electing
Trustees.

          o The Issuer agreed that from the date of the Letter Agreement through the date of the next meeting of shareholders  called for the purpose of electing
Trustees,  if any, it will not (i) amend its  Declaration of Trust or By-Laws of the Issuer so as to limit the Reporting  Persons' ability to nominate or elect a slate of Trustees at such a meeting,  including amending the quorum requirements set forth in Article III,  Section 2 of the By-Laws of the Issuer and the number of shares  required  to vote to elect a Trustee  set forth in Section 6.6 of the
Issuer's  Declaration of Trust;  (ii) increase the number of Trustees serving in office above five (5) persons; or (iii) adopt a shareholders rights plan whereby any  Reporting  Person  would be deemed  an  "Acquiring  Person"  so long as the aggregate number of shares of voting securities of the Issuer beneficially owned by the Reporting Persons does not exceed the greater of (a) the aggregate number of shares of the Issuer  beneficially  owned by the Reporting  Persons as of the date of the Letter Agreement or (b) if the aggregate amount of voting securities of the Issuer  increases  from the amount  outstanding on the date of the Letter
Agreement,  the percentage of outstanding voting securities of the Issuer deemed beneficially  owned in the aggregate by the Reporting Persons on the date of the
Letter Agreement.

          o Except as expressly set forth in the Letter  Agreement,  each of the
Reporting  Persons  agreed,  until the earliest of the  occurrence  of any event enumerated  in  subparagraphs  (a) through (d) of the fourth  bullet point above
(the "Effective Period"),  or upon the consummation of the Reorganization,  that it will not, and will cause its affiliates  and  associates not to,  directly or indirectly,  alone or in concert with others,  unless specifically  requested in writing by the  Chairman and  President  of the Issuer or by a  resolution  of a majority of the  Trustees  of the Issuer  currently  in office,  take any of the actions  set forth  below (or take any action  that would  require the Issuer to make an announcement regarding any of the following):

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 19 of 39 Pages
----------------------                                    ----------------------

               o effect,  seek,  offer,  engage in, propose (whether publicly or otherwise)  or cause or  participate  in,  or assist  any  other  person to effect,  seek,  engage in, offer or propose (whether publicly or otherwise)
     or participate in (other than as  specifically  contemplated  by the Letter
     Agreement)  any  "solicitation"  of "proxies" (as such terms are defined in the rules and regulations  promulgated under the Securities Exchange Act of
     1934, as amended (the  "Exchange  Act") but without regard to the exclusion set forth in Rule  14a-1(1)(2)(iv)  from the definition of "solicitation"), whether or not  relating  to the  election  or removal  of  Trustees,  with respect to the Issuer or any  transaction  relating to the  Issuer,  or any action  resulting  in the  Reporting  Persons  or any of  their  respective affiliates or associates becoming a "participant" in any "election contest"
     (as such terms are defined in the rules and regulations  promulgated  under the Exchange Act) with respect to the Issuer;

               o propose any matter for submission to a vote of  shareholders of the Issuer;

               o grant any proxy with respect to any shares of the Issuer (other than to proxies designated by the Board of Trustees of the Issuer);

               o execute any written  consent  with respect to any shares of the
     Issuer;

               o form,  join or participate in a "group"  (within the meaning of
     Section  13(d)(3) of the  Exchange  Act) with  respect to any shares of the
     Issuer or deposit any shares of the Issuer in a voting trust or subject any shares of the Issuer to any  arrangement  or agreement  with respect to the voting of such  shares  of the  Issuer or other  agreement  having  similar effect (in each case except between the Reporting Persons and each of their affiliates);

               o seek, alone or in concert with others, (i) to call a meeting of shareholders of the Issuer; (ii) representation on the Board of Trustees of the Issuer; (iii) the removal of any member of the Board of Trustees of the
     Issuer;  or (iv) to control or influence the  management or policies of the
     Issuer; or

               o except as specifically  contemplated  by the Letter  Agreement, enter into any discussions,  negotiations,  arrangements or  understandings with any person with respect to any of the  foregoing,  or advise,  assist, encourage or seek to persuade others to take any action with respect to any of the foregoing.

          o None of the  foregoing  covenants in the prior bullet point shall be construed  to  prevent  the  Reporting  Persons  from  soliciting  the  Issuer's shareholders in favor of the Issuer's proposal to engage in the Reorganization.

          o Each of the Reporting  Persons  covenants and agrees that during the
Effective  Period it will not, and will cause its  affiliates and associates not to (and will not  advise,  assist or  encourage  others  to),  vote  against any proposal  proposed by management to the shareholders of the Issuer.  Each of the
Reporting Persons covenants and agrees that during the Effective Period it will, and will cause its  affiliates and associates to, vote each of the shares of the
Issuer held by such  persons on the record date of the related  meeting in favor of the Reorganization.

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 20 of 39 Pages
----------------------                                    ----------------------

          o  Except  for  pledges  in  existence  as of the  date of the  Letter
Agreement,  each of the  Reporting  Persons  agreed  that  during the  Effective
Period, it shall not (i) sell, transfer,  tender,  pledge,  encumber,  assign or otherwise dispose of (collectively,  a "Transfer"),  or enter into any contract, option or other  agreement with respect to, or consent to, a Transfer of, any or all of the Reporting Persons' shares of the Issuer; provided,  however that each of the Reporting  Persons may Transfer any or all of its shares of the Issuer to one of its  affiliates  that  agrees in  writing to be bound by the terms of the
Letter Agreement and, with the consent of the Issuer (which consent shall not be unreasonably withheld),  may pledge or encumber any shares of the Issuer so long as such pledge or encumbrance  would not impair its obligations under the Letter
Agreement;  or (ii) take any action  that  would have the effect of  preventing, impeding,  interfering  without  adversely  affecting its ability to perform its obligations under the Letter  Agreement;  provided,  however,  that no Reporting
Person shall be bound by the  restrictions  contained in (i) above subsequent to the consummation of the Reorganization.

     The foregoing  description  of the Letter  Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement,  which is filed as an exhibit hereto and incorporated herein by reference.

     Item 5(a) is hereby amended and restated as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named  herein is based upon  32,400,000  Shares  outstanding  as of November 30,
2005,  as reported in the  Issuer's  Form N-CSRS filed with the  Securities  and
Exchange Commission on February 2, 2006.

          As of the close of business on August 31, 2006, WIHP, WITR, WIAP, BPIP and BPP  beneficially  owned  951,010,  143,000,  947,565,  722,100  and 443,200
Shares,   respectively,   representing   2.9%,   0.4%,   2.9%,  2.2%  and  1.4%,
respectively,  of the Shares  outstanding.  WILLC  beneficially  owned 2,041,575
Shares,  constituting  approximately 6.3% of the Shares outstanding.  Mr. Lipson beneficially  owned 2,042,575  Shares,  constituting  approximately  6.3% of the
Shares   outstanding.   Mr.   Franzblau   beneficially   owned  722,100  Shares,
constituting approximately 2.2% of the Shares outstanding.  Messrs. Ferguson and
Dunmire beneficially owned 1,165,300 Shares,  constituting approximately 3.6% of the Shares outstanding.

          As the general partner,  managing member or investment manager, as the case may be, of WIHP, WITR and WIAP, WILLC may be deemed to beneficially own the
2,041,575 Shares  beneficially owned in the aggregate by WIHP, WITR and WIAP. As the managing member of WILLC,  Mr. Lipson may be deemed to beneficially  own the
2,041,575  Shares  beneficially  owned by WILLC. As the managing member of BPIP,
BPM may be deemed to beneficially own the 722,100 Shares  beneficially  owned by
BPIP. As the managing  members of BPM, Messrs.  Franzblau,  Ferguson and Dunmire may be  deemed to  beneficially  own the  722,100  Shares  owned by BPM.  As the managing  member  of BPP,  PPNW may be deemed to  beneficially  own the  443,200
Shares  beneficially  owned by BPP. As the sole  officers and directors of PPNW,
Messrs.  Ferguson  and  Dunmire  may be deemed to  beneficially  own the 443,200
Shares beneficially owned by PPNW.

          Currently,  none of Messrs.  Crouse,  Merchant or Cooper  beneficially owns any securities of the Issuer.

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 21 of 39 Pages
----------------------                                    ----------------------

     Item 5(c) is hereby amended to add the following:

          (c) Schedule A annexed hereto lists all  transactions by the Reporting
Persons in the Issuer's  securities effected since the filing of Amendment No. 3 to the Schedule 13D. All of such transactions were effected in the open market.

     Item 6 is hereby amended to add the following:

          Reference  is made to the Letter  Agreement  described  and defined in
Item 4.

     Item 7 is hereby amended to add the following Exhibit:

     Exhibit 4     Letter  Agreement  by and among  First  Trust  Value  Line(R)
                   Dividend Fund and Western  Investment Hedged Partners,  L.P.,
                   Western  Investment  Total Return  Master Fund Ltd.,  Western
                   Investment  Activism  Partners LLC,  Western  Investment LLC,
                   Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus
                   Management, L.L.C., Benchmark Plus Partners, L.L.C., Paradigm
                   Partners,  N.W., Inc.,  Arthur D. Lipson,  Matthew S. Crouse,
                   Scott Franzblau,  Michael Dunmire,  James Merchant and Philip
                   Cooper, dated August 31, 2006.

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 22 of 39 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2006          WESTERN INVESTMENT LLC

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name: Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                By: Western Investment LLC,
                                    Its General Partner

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name: Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                By: Western Investment LLC,
                                    Its Managing Member

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name: Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.

                                By: Western Investment LLC,
                                    Its Investment Manager

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name: Arthur D. Lipson
                                Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 23 of 39 Pages
----------------------                                    ----------------------

                                BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                By: Benchmark Plus Management, L.L.C.,
                                    Its Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name: Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                By: /s/ Michael Dunmire
                                    --------------------------------------------
                                Name: Michael Dunmire
                                Title: Managing Member

                                BENCHMARK PLUS MANAGEMENT, L.L.C.

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name: Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name: Robert Ferguson
                                Title: Managing Member

                                By: /s/ Michael Dunmire
                                    --------------------------------------------
                                Name: Michael Dunmire
                                Title: Managing Member

                                BENCHMARK PLUS PARTNERS, L.L.C.

                                By: Paradigm Partners, N.W., Inc.
                                    Its Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name: Robert Ferguson
                                Title: President

                                By: /s/ Michael Dunmire
                                    --------------------------------------------
                                Name: Michael Dunmire
                                Title: Chairman of the Board

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 24 of 39 Pages
----------------------                                    ----------------------

                                PARADIGM PARTNERS, N.W., INC.

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name: Robert Ferguson
                                Title: President

                                By: /s/ Michael Dunmire
                                    --------------------------------------------
                                Name: Michael Dunmire
                                Title: Chairman of the Board

                                /s/ Arthur D. Lipson
                                ------------------------------------------------
                                ARTHUR D. LIPSON

                                /s/ Scott Franzblau
                                ------------------------------------------------
                                SCOTT FRANZBLAU

                                /s/ Robert Ferguson
                                ------------------------------------------------
                                ROBERT FERGUSON

                                /s/ Michael Dunmire
                                ------------------------------------------------
                                MICHAEL DUNMIRE

                                /s/ Matthew S. Crouse
                                ------------------------------------------------
                                MATTHEW S. CROUSE

                                /s/ James R. Merchant
                                ------------------------------------------------
                                JAMES R. MERCHANT

                                /s/ Philip Cooper
                                ------------------------------------------------
                                PHILIP COOPER

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 25 of 39 Pages
----------------------                                    ----------------------

                  Exhibit                                                 Page
                  -------                                                 ----

             1.   Joint  Filing  Agreement  by and  among  Western         --
                  Investment  LLC,   Arthur  D.  Lipson,   Western
                  Investment    Hedged    Partners   LP,   Western
                  Investment   Total  Return   Master  Fund  Ltd.,
                  Western   Investment   Activism   Partners  LLC,
                  Benchmark Plus Institutional  Partners,  L.L.C.,
                  Benchmark Plus Partners,  L.L.C., Benchmark Plus
                  Management,   L.L.C,  Paradigm  Partners,  N.W.,
                  Inc.,  Scott  Franzblau,   Robert  Ferguson  and
                  Michael   Dunmire,   dated   December  12,  2005
                  (previously filed).

            2.    Director Nomination Letter from Arthur D. Lipson         --
                  to First  Trust  Value  Line(R)  Dividend  Fund,
                  dated June 27, 2006 (previously filed).

            3.    Joint Filing and  Solicitation  Agreement by and         --
                  among Western Investment Hedged Partners,  L.P.,
                  Western  Investment  Total  Return  Master  Fund
                  Ltd., Western Investment  Activism Partners LLC,
                  Western    Investment   LLC,    Benchmark   Plus
                  Institutional Partners,  L.L.C.,  Benchmark Plus
                  Management,  L.L.C.,  Benchmark  Plus  Partners,
                  L.L.C., Paradigm Partners, N.W., Inc., Arthur D.
                  Lipson,  Matthew  S.  Crouse,  Scott  Franzblau,
                  Michael  Dunmire,   James  Merchant  and  Philip
                  Cooper, dated June 27, 2006 (previously filed).

            4.    Letter  Agreement by and among First Trust Value      27 to 39
                  Line(R)  Dividend  Fund and  Western  Investment
                  Hedged Partners,  L.P., Western Investment Total
                  Return  Master  Fund  Ltd.,  Western  Investment
                  Activism  Partners LLC, Western  Investment LLC,
                  Benchmark Plus Institutional  Partners,  L.L.C.,
                  Benchmark  Plus  Management,  L.L.C.,  Benchmark
                  Plus Partners,  L.L.C., Paradigm Partners, N.W.,
                  Inc., Arthur D. Lipson, Matthew S. Crouse, Scott
                  Franzblau,  Michael Dunmire,  James Merchant and
                  Philip Cooper, dated August 31, 2006.

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 26 of 39 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

                 TRANSACTIONS IN THE COMMON STOCK OF THE ISSUER
             SINCE THE FILING OF AMENDMENT NO. 3 TO THE SCHEDULE 13D

Transaction                Quantity               Date                 Price ($)
-----------                --------               ----                 ---------

                    WESTERN INVESTMENT HEDGED PARTNERS, L.P.
   BUY                       25,600            06/29/2006               14.7339
   BUY                       12,800            06/29/2006               14.7352
   BUY                        3,600            07/07/2006               14.9372

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 27 of 39 Pages
----------------------                                    ----------------------

August 31, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

First Trust Value Line(R) Dividend Fund
1001 Warrenville Road, Suite 300
Lisle, Illinois 60532

     This letter agreement (the  "Agreement") is to confirm the understanding by and among First Trust Value  Line(R)  Dividend  Fund (the  "Fund") and Arthur D.
Lipson and the members of his group,  Western Investment LLC, Western Investment
Hedged Partners LP, Western  Investment  Total Return Master Fund Ltd.,  Western
Investment Activism Partners LLC, Benchmark Plus Institutional Partners, L.L.C.,
Benchmark Plus Management,  L.L.C.,  Benchmark Plus Partners,  L.L.C.,  Paradigm
Partners,  N.W.,  Inc.,  Matthew S. Crouse,  Scott  Franzblau,  Michael Dunmire,
Robert Ferguson, James Merchant and Philip Cooper (collectively with Mr. Lipson, the "Group") in connection with the Group's activities with respect to the Fund.
The intent of this  Agreement,  among other  things,  is to preserve each of the party's respective  positions with respect to a shareholder  meeting of the Fund at which Trustees would be elected, except as specified herein. In consideration of the mutual covenants,  obligations and agreements  contained herein,  and for other good and valuable consideration,  the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

     1.   Mr. Lipson hereby withdraws his letter to the Fund dated June 28, 2006 requesting  a  shareholders  list and other  corporate  records of the
          Fund.

     2.   The  members of the Group  hereby  withdraw  their  letter to the Fund dated July 24, 2006 requesting a shareholders list and other corporate records of the Fund.

     3.   Mr. Lipson hereby withdraws his letter to the Fund dated June 27, 2006 nominating  five  nominees for election as Trustees of the Fund at the
          2006  annual  meeting  of  shareholders  of the Fund (the  "Nomination
          Letter"), subject to Section 6 hereof.

     4.   The Fund agrees that the next meeting of shareholders of the Fund will be a special  meeting of  shareholders  (the "Special  Meeting") to be held on or prior to February 15, 2007 for the purpose of approving the reorganization  of the Fund into First  Trust Value  Line(R)  Dividend
          Index  Fund  (the  "Reorganization")  substantially  under  the  terms described  in the press  release  issued by the Fund on July 28,  2006 relating  to the  Reorganization  (the  "Press  Release"),  subject to compliance with applicable laws, rules and regulations.

     5.   The Fund agrees that the only  business to be conducted at the Special
          Meeting  will be the  approval of the  Reorganization  and any matters related thereto, subject to compliance with applicable laws, rules and regulations.  Without  limiting the generality of the  foregoing,  the
          Fund agrees that it will not present to the shareholders a proposal to elect Trustees of the Fund at the Special Meeting.

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 28 of 39 Pages
----------------------                                    ----------------------

     6.   The  parties  agree  that  if  either  (a) the  Reorganization  is not
          approved  by  the  shareholders  at  the  Special  Meeting,   (b)  the
          Reorganization  does not take place  substantially  in accordance with the terms  described in the Press  Release by March 31, 2007,  (c) the
          Fund files  preliminary  proxy materials with respect to, or announces that it will  hold,  a meeting  of  shareholders  for the  purpose  of electing or re-appointing Trustees pursuant to Section 7 or otherwise, or (d) the Fund breaches any material provision of this Agreement, the provisions of Section 3 hereof shall be inoperative and the Nomination
          Letter shall be deemed to have been  resubmitted  to the  Secretary of the Fund and the nomination of candidates set forth in such Nomination
          Letter  shall be  accepted by the Fund as being  sufficient  under the
          By-Laws,  and such  candidates  shall be eligible to be considered for election at the next meeting of  shareholders  held for the purpose of electing Trustees.

     7.   The Fund agrees that, to the extent the Reorganization is not approved by the  shareholders by February 15, 2007 or the  Reorganization  does not take place by March 31, 2007  substantially in accordance with the terms described in the Press Release,  the Fund shall promptly call an annual meeting of  shareholders  to be held within 90 days  thereafter for the purpose of electing Trustees.

     8.   The Fund agrees that from the date hereof through the date of the next meeting of shareholders  called for the purpose of electing  Trustees, if any, it will not (i) amend its  Declaration  of Trust or By-Laws so as to  limit  the  Group's  ability  to  nominate  or elect a slate of
          Trustees at such a meeting, including amending the quorum requirements set forth in Article III, Section 2 of the By-Laws of the Fund and the
          number of  shares  required  to vote to elect a  Trustee  set forth in
          Section 6.6 of the Fund's  Declaration  of Trust;  (ii)  increase  the number of Trustees serving in office above five (5) persons;  or (iii)
          adopt a shareholders rights plan whereby any member of the Group would be deemed an  "Acquiring  Person" so long as the  aggregate  number of shares  of voting  securities  of the Fund  beneficially  owned by the
          Group  does not  exceed the  greater  of (a) the  aggregate  number of
          Shares  set  forth on  Schedule  I or (b) if the  aggregate  amount of voting securities of the Fund increases from the amount outstanding on the date hereof,  the percentage of outstanding  voting  securities of the Fund deemed  beneficially  owned in the  aggregate by the Group on the date hereof.

     9.   The Fund agrees to provide  Mr.  Lipson an  opportunity  to review and comment  on  the  portion  of  any  press  release  or  public  filing containing  statements  relating to this Agreement prior to its public release, and the Fund will consider such comments but is not obligated to accept such comments.

     10.  Except as expressly  set forth in this  Agreement,  each member of the
          Group  covenants  and  agrees  with the Fund that  during  the  period commencing  on the date  hereof  and  ending  on the  earliest  of the occurrence of any event enumerated in subparagraphs (a) through (d) of
          Section 6 hereof (the "Effective Period"), or upon the consummation of the  Reorganization,  it will not, and will cause its  Affiliates  (as defined below) and  Associates (as defined below) not to,  directly or indirectly,  alone or in  concert  with  others,  unless  specifically

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 29 of 39 Pages
----------------------                                    ----------------------

          requested in writing by the Chairman and President of the Fund or by a resolution  of a majority  of the  Trustees of the Fund  currently  in office,  take any of the  actions  set forth below (or take any action that would require the Fund to make an  announcement  regarding any of the following):

               (a) effect,  seek, offer, engage in, propose (whether publicly or otherwise) or cause or  participate  in, or assist any other Person to effect,  seek,  engage  in,  offer or  propose  (whether  publicly  or otherwise) or participate in (other than as specifically  contemplated by this Agreement) any  "solicitation" of "proxies" (as such terms are defined in the rules and regulations  promulgated under the Securities
          Exchange  Act of 1934,  as amended  (the  "Exchange  Act") but without regard to the  exclusion  set forth in Rule  14a-1(1)(2)(iv)  from the definition of "solicitation"), whether or not relating to the election or removal of Trustees,  with  respect to the Fund or any  transaction relating  to the Fund,  or any  action  resulting  in the Group or any member  of  the  Group  or  any  of  their  respective  Affiliates  or
          Associates becoming a "participant" in any "election contest" (as such terms are defined in the rules and regulations  promulgated  under the
          Exchange Act) with respect to the Fund;

               (b) propose any matter for  submission to a vote of  shareholders of the Fund;

               (c) grant any proxy with respect to any Shares (as defined below)
          of the Fund (other than to proxies designated by the Board of Trustees of the Fund);

               (d) execute any written consent with respect to any Shares;

               (e) form, join or participate in a "group" (within the meaning of
          Section  13(d)(3) of the  Exchange  Act) with respect to any Shares or deposit  any  Shares in a voting  trust or  subject  any Shares to any arrangement  or agreement with respect to the voting of such Shares or other  agreement  having similar effect (in each case except between a member of the Group and its Affiliates);

               (f) seek, alone or in concert with others,  (i) to call a meeting of  shareholders  of the  Fund;  (ii)  representation  on the Board of
          Trustees of the Fund;  (iii) the removal of any member of the Board of
          Trustees of the Fund; or (iv) to control or influence  the  management or policies of the Fund;

               (g) make or communicate  any  disparaging or negative  remarks or
          comments,   or  communicate  in  a  disparaging  or  negative  manner, regarding the Fund, its Trustees,  officers, employees or advisers, or the  Reorganization,  to any Person (as defined below) other than each
          Group member's  immediate family and attorneys who agree in writing to be bound by the  provisions of this Section 10, or in connection  with any  proceeding  to  enforce  the terms of this  Agreement,  or to the extent required to comply with applicable law; or

               (h) except as specifically contemplated by this Agreement,  enter into any  discussions,  negotiations,  arrangements or  understandings

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 30 of 39 Pages
----------------------                                    ----------------------

          with any  Person  with  respect  to any of the  foregoing,  or advise, assist,  encourage or seek to persuade  others to take any action with respect to any of the foregoing.

     11.  None of the  foregoing  covenants  in Section 10 shall be construed to prevent the Group from soliciting the Fund's  shareholders in favor of the Fund's proposal to engage in the Reorganization.

     12.  Each  member  of the  Group  covenants  and  agrees  that  during  the
          Effective  Period  it will not,  and will  cause  its  Affiliates  and
          Associates  not to (and will not advise,  assist or  encourage  others
          to),  vote  against  any  proposal   proposed  by  management  to  the
          shareholders  of the Fund.  Each  member of the  Group  covenants  and agrees that during the  Effective  Period it will,  and will cause its
          Affiliates  and  Associates  to,  vote each of the Shares held by such persons  on the  record  date of the  related  meeting in favor of the
          Reorganization.

     13.  Subject to Section  13(b),  during the  Effective  Period,  each party hereto  covenants  and agrees that it will not,  and it will cause its
          Affiliates and Associates not to, directly or indirectly,  initiate or cause to be  initiated  (or  encourage  or aid in the  initiation  of)
          against any other party  hereto or its  Affiliates  or  Associates  or
          their  respective  past,   present  or  future  Trustees,   directors,
          managers, officers, advisers, attorneys, agents or employees, directly or  indirectly,  any suit,  action,  or  proceeding  of any  kind,  or participate, directly or indirectly, in any such action, individually, derivatively,  as a  representative  or member of a class,  witness or otherwise,  under any contract  (express or implied),  fiduciary duty, common  law  or  equitable  doctrine,  law,  statute,  or  regulation, federal,  state or local that such  party  has,  claims to have had or otherwise may have in connection with, in any way relating to, arising out  of,  directly  or  indirectly  from  or  in  consequence  of  any transactions  contemplated hereunder,  including,  without limitation, the Reorganization or any documents, actions or deliberations relating
          to  the  Reorganization.   Each  party  hereto  further  releases  and
          discharges  any other party hereto and its  Affiliates  and Associates and their  respective past,  present and future  Trustees,  directors, managers, officers, advisers, attorneys, agents and employees from and waives any and all claims (including,  without limitation, any duty to investigate,  defend or  indemnify),  causes of  action,  obligations, duties, debts, penalties, attorneys' fees, costs, damages, injuries or liabilities of any nature whatsoever, whether based on contract, tort, statute or other legal or equitable  theory of  recovery,  whether now known or  unknown,  whether  foreseen  or  unforeseen,  whether  past, present  or  future,  which  such  party  has,  claims  to have had or otherwise may have in connection with, in any way relating to, arising out  of,  directly  or  indirectly  from  or  in  consequence  of  any transactions  contemplated hereunder,  including,  without limitation, the Reorganization or any documents, actions or deliberations relating to the Reorganization. The covenants herein will be a complete defense to any suit, action or proceeding brought in violation of this Section
          13(a). Nothing herein limits the right of any party hereto to bring an action to  enforce  this  Agreement  or based on an  alleged  material breach of this Agreement.

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 31 of 39 Pages
----------------------                                    ----------------------

          (b) In the  event of a  material  breach of this  Agreement,  the covenants  set forth in  Section  13(a),  as  applicable,  will not be binding on the party not in breach.

     14.  (a) Except for pledges in existence as of the date hereof, each member of the Group agrees that during the Effective Period, it shall not (i)
          sell, transfer,  tender, pledge, encumber, assign or otherwise dispose of (collectively, a "Transfer"), or enter into any contract, option or other  agreement with respect to, or consent to, a Transfer of, any or all of the Shares; provided,  however that any member of the Group may
          Transfer any or all of its Shares to one of its Affiliates that agrees in writing to be bound by the terms of this  Agreement  and,  with the
          consent  of  the  Fund  (which  consent  shall  not  be   unreasonably
          withheld), may pledge or encumber any Shares so long as such pledge or encumbrance would not impair its obligations under this Agreement;  or
          (ii)  take any  action  that  would  have the  effect  of  preventing, impeding,  interfering  without  adversely  affecting  its  ability to perform its obligations under this Agreement;  provided, however, that no member of the Group shall be bound by the restrictions contained in
          Section 14(a)(i) subsequent to the consummation of the Reorganization.

               (b)  Schedule I sets forth,  opposite  the name of each member of the Group,  the number of Shares  over which such  member of the Group has record and/or  beneficial  ownership as of the date hereof.  As of the date hereof,  each such member of the Group is the lawful owner of the  Shares  denoted  as being  owned by such  member  of the Group on
          Schedule I and has the sole power to vote (or cause to be voted)  such
          Shares. Except as set forth on such Schedule I, no member of the Group nor any  Affiliate of a member of the Group owns or holds any right to acquire  any  securities  of the Fund or any  interest  therein or any voting rights with respect to any securities of the Fund.  Each member of the Group has good and valid  title to the Shares  denoted as being owned by it on  Schedule  I,  free and  clear of any and all  pledges, mortgages,  liens, charges, proxies, voting agreements,  encumbrances, adverse claims, options,  security interests and demands of any nature or kind whatsoever, other than (i) those created by virtue of the fact that  Shares may have been  purchased  "on  margin" and held in margin brokerage accounts,  (ii) those created by this Agreement, or (iii) as could not  reasonably be expected to impair its ability to perform its obligations under this Agreement.

     15.  Each party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the  provisions of this  Agreement were not  performed  in  accordance  with  their  specific  terms  or  were otherwise breached.  It is accordingly agreed that the parties will be
          entitled  to  specific  performance  hereunder,   including,   without
          limitation,  an  injunction  or  injunctions  to  prevent  and  enjoin
          breaches  of  the   provisions  of  this   Agreement  and  to  enforce
          specifically  the terms and  provision  hereof in any state or federal court in Chicago,  Illinois,  in addition to any other remedy to which they may be entitled  at law or in equity.  Any  requirements  for the securing  or posting of any bond with  respect to any such  remedy are

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 32 of 39 Pages
----------------------                                    ----------------------

          hereby  waived.  All rights and  remedies  under  this  Agreement  are cumulative,  not exclusive,  and will be in addition to all rights and remedies available to any party at law or in equity.

     16.  The parties hereto hereby irrevocably and  unconditionally  consent to and  submit  to the  jurisdiction  of the state or  federal  courts in
          Chicago, Illinois for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby, and further  agree that  service of any  process,  summons,  notice or document by U.S. certified mail to the respective  addresses set forth in Section 17 hereof will be effective service of process for any such action,  suit or  proceeding  brought  against  any  party in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action,  suit or proceeding  arising out of this Agreement,  or the transactions  contemplated  hereby,  in the state or federal  courts in  Chicago,  Illinois,  and  hereby  further irrevocably and unconditionally  waive and agree not to plead or claim in any such court that any such action,  suit or proceeding brought in any such court has been brought in an inconvenient  forum. Each member of the Group (on its behalf and, to the extent permitted by applicable law,  on behalf of its  Affiliates)  and the Fund  waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon  contract,  tort  or  otherwise)  in any  way  arising  out of or relating to this Agreement.

     17.  All notices,  consents,  requests,  instructions,  approvals and other communications  provided  for herein  and all legal  process in regard hereto will be validly given,  made or served,  if in writing and sent by U.S.  certified  mail,  return receipt  requested,  or by overnight courier service:

          If to the Fund to:

          First Trust Value Line(R) Dividend Fund
          1001 Warrenville Road, Suite 300
          Lisle, Illinois 60532
          Attention:  W. Scott Jardine, Secretary

          With a copy to (which copy shall not constitute notice):

          Chapman and Cutler LLP
          111 West Monroe Street
          Chicago, Illinois 60603
          Attention:  Eric F. Fess

          If to the Group:

          Western Investment LLC
          2855 East Cottonwood Parkway, Suite 110
          Salt Lake City, Utah 84121
          Attention:  Arthur D. Lipson

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 33 of 39 Pages
----------------------                                    ----------------------

          With a copy to (which copy shall not constitute notice):

          Olshan Grundman Frome Rosenzweig & Wolosky LLP
          Park Avenue Tower
          65 East 55th Street
          New York, New York 10022
          Attention:  Adam W. Finerman

     18.  For purposes of this Agreement:

               "Affiliate"  has the meaning set forth in Rule 405 promulgated by the SEC (as  defined  below)  under  the  Securities  Act of 1933,  as amended.

               "Associate"  has the meaning set forth in Rule 12b-2  promulgated by the SEC (as defined  below) under the Exchange  Act,  except that a passive  investment  in a  Person  (as  defined  below)  that is not a controlling  or managing  investment  shall not be deemed to make that
          Person an Associate of another Person.

               "Person"  has the  meaning  set forth in Section  2(a)(28) of the
          1940 Act.

               "SEC" means the United States Securities and Exchange  Commission or any successor entity.

               "Shares" means any shares of beneficial  interest of the Fund, or any securities convertible into or exchangeable or exercisable for any securities of the Fund, or which, upon redemption thereof could result in the receipt of any  securities of the Fund,  or options,  warrants, contractual  rights or other rights of any kind to acquire or vote any securities of the Fund,  including  any security  which such shares of beneficial  interest may be converted into,  exchanged for,  exercised for or replaced with in connection with any reorganization  whatsoever of the Fund,  including  any  change  of  organizational  form,  owned beneficially  by any  member  of the  Group as of the date  hereof  or anytime hereafter during the Effective Period.

     19.  This Agreement  contains the entire  understanding of the parties with respect to the  subject  matter  hereof and may be amended  only by an agreement in writing executed by the parties hereto.

     20.  This  Agreement  shall be governed by and  construed  and  enforced in accordance with the laws of the State of Massachusetts, without regard to any conflict of laws provisions thereof.

     21.  This  Agreement may be executed in one or more  counterparts,  each of which shall be deemed an  original,  but all of which  together  shall constitute one and the same instrument.

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 34 of 39 Pages
----------------------                                    ----------------------

     22.  All  parties  hereto  are  expressly  put  on  notice  of  the  Fund's
          Declaration  of Trust and all  amendments  thereto,  a copy of each of
          which  is  on  file  with  the  Secretary  of  the   Commonwealth   of
          Massachusetts,   and  the   limitations  of  shareholder  and  trustee
          liability  contained therein.  This Agreement is executed on behalf of the  Fund  by  one  of the  Fund's  officers  as an  officer  and  not individually  and  the  obligations  imposed  upon  the  Fund  by this
          Agreement are not binding upon any of the Fund's trustees, officers or shareholders  individually  but are  binding  only upon the assets and property  of the Fund,  and  persons  dealing  with the Fund must look solely to the  assets of the Fund and those  assets  belonging  to the
          Fund for the enforcement of any claims.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 35 of 39 Pages
----------------------                                    ----------------------

         Kindly acknowledge your agreement and understanding with this Agreement in the space  provided  below and return an executed  copy to Mr. Lipson at your convenience.

                                Very truly yours,

                                WESTERN INVESTMENT LLC

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name: Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                By: Western Investment LLC,
                                    Its General Partner

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name: Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.

                                By: Western Investment LLC,
                                    Its Investment Manager

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name: Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                By: Western Investment LLC,
                                    Its Managing Member

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name: Arthur D. Lipson
                                Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 36 of 39 Pages
----------------------                                    ----------------------

                                BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                By: Benchmark Plus Management, L.L.C.,
                                    Its Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name: Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                By: /s/ Michael Dunmire
                                    --------------------------------------------
                                Name: Michael Dunmire
                                Title: Managing Member

                                BENCHMARK PLUS MANAGEMENT, L.L.C.

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name: Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name: Robert Ferguson
                                Title: Managing Member

                                By: /s/ Michael Dunmire
                                    --------------------------------------------
                                Name: Michael Dunmire
                                Title: Managing Member

                                BENCHMARK PLUS PARTNERS, L.L.C.

                                By: Paradigm Partners, N.W., Inc.
                                    Its Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name: Robert Ferguson
                                Title: Principal

                                By: /s/ Michael Dunmire
                                    --------------------------------------------
                                Name: Michael Dunmire
                                Title: Principal

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 37 of 39 Pages
----------------------                                    ----------------------

                                PARADIGM PARTNERS, N.W., INC.

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name: Robert Ferguson
                                Title: Principal

                                By: /s/ Michael Dunmire
                                    --------------------------------------------
                                Name: Michael Dunmire
                                Title: Principal

                                /s/ Arthur D. Lipson
                                ------------------------------------------------
                                ARTHUR D. LIPSON

                                /s/ Matthew S. Crouse
                                ------------------------------------------------
                                MATTHEW S. CROUSE

                                /s/ Robert Ferguson
                                ------------------------------------------------
                                ROBERT FERGUSON

                                /s/ Scott Franzblau
                                ------------------------------------------------
                                SCOTT FRANZBLAU

                                /s/ Michael Dunmire
                                ------------------------------------------------
                                MICHAEL DUNMIRE

                                /s/ James R. Merchant
                                ------------------------------------------------
                                JAMES R. MERCHANT

                                /s/ Philip Cooper
                                ------------------------------------------------
                                PHILIP COOPER

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 38 of 39 Pages
----------------------                                    ----------------------

ACKNOWLEDGED AND AGREED,
as of the date first set forth above

FIRST TRUST VALUE LINE(R) DIVIDEND FUND

By: /s/ James A. Bowen
    ----------------------------------------
Name: James A. Bowen
Title: President and Chief Executive Officer

----------------------                                    ----------------------
CUSIP No. 33735A100                   13D                    Page 39 of 39 Pages
----------------------                                    ----------------------

                                   SCHEDULE I

                          OWNERSHIP OF SHARES BY GROUP

Name                                                      Number of Shares
----                                                     Beneficially Owned
                                                         ------------------

Western Investment LLC                                        2,041,575

Western Investment Hedged Partners LP                          951,010

Western Investment Total Return Master Fund Ltd.               143,000

Western Investment Activism Partners LLC                       947,565

Benchmark Plus Institutional Partners, L.L.C.                  722,100

Benchmark Plus Management, L.L.C.                              722,100

Benchmark Plus Partners, L.L.C.                                443,200

Paradigm Partners, N.W., Inc.                                  443,200

Arthur D. Lipson                                              2,042,575

Matthew S. Crouse                                                 0

Robert Ferguson                                               1,165,300

Scott Franzblau                                                722,100

Michael Dunmire                                               1,165,300

James R. Merchant                                                 0

Phillip Cooper                                                    0